UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of April 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

On April 10, 2012, Jacada Ltd. (“Jacada” or the “Company”) received a notice from NASDAQ regarding its non-compliance with the $5,000,000 minimum market value of publicly held shares requirement stated in NASDAQ Listing Rule 5450(b)(1)(C).

Jacada has until October 8, 2012 to regain compliance with the minimum market value requirement, which would require Jacada's ordinary shares to achieve a market value of publicly held shares of $5,000,000 or more for a minimum of 10 consecutive business days. If Jacada fails to meet this requirement, or fails to maintain compliance with any other listing requirement, its ordinary shares will become subject to delisting from the NASDAQ Global Market.

If Jacada's securities do not continue to be listed on the NASDAQ Global Market, Jacada could consider applying to have them transferred to the NASDAQ Capital Market, provided that it satisfies the requirements for continued listing on that market.

If Jacada's ordinary shares do not continue to be listed on the NASDAQ Global Market or the NASDAQ Capital Market , trading, if any, would be conducted in the over-the-counter market in the OTC Bulletin Board or the Pink Sheets, in which trading is typically carried out for securities that do not meet NASDAQ listing requirements. Consequently, selling Jacada's ordinary shares would likely be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news media coverage of Jacada may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for Jacada's shares. There can be no assurance that Jacada's shares will continue to be listed on the NASDAQ Global Market or, if transferred thereto, on the NASDAQ Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	April 16, 2012